1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; NYSE American : ITRG
DECEMBER 9, 2020	www.integraresources.com

INTEGRA RESOURCES INTERSECTS 4.53 g/t GOLD AND 262.67 g/t SILVER OVER 85.35 m AT FLORIDA MOUNTAIN, INCLUDING 11.74 g/t GOLD AND 652.45 g/t SILVER OVER 30.48 m

  Integra continues to intersect high-grade gold-silver vein mineralization at Florida Mountain. Highlight intercepts include:
    Drill Hole FME-20-085 (Within and below existing resource estimate)
      4.53 grams per tonne ("g/t") gold ("Au") and 262.67 g/t silver ("Ag") (7.91 g/t gold equivalent ("AuEq")) over 85.35 meters ("m")
        Including 11.74 g/t Au and 652.45 g/t Ag (20.14 g/t AuEq) over 30.48 m
    Drill Hole FME-20-086 (50 m beneath existing resource estimate)
      0.55 g/t Au and 18.16 g/t Ag (0.79 g/t AuEq) over 123.14 m
        Including 9.98 g/t Au and 16.43 g/t Ag (10.19 g/t AuEq) over 1.22 m
    Drill Hole FME-20-087 (230 m beneath existing resource estimate along the Alpine Vein)
      1.76 g/t Au and 347.37 g/t Ag (6.23 g/t AuEq) over 1.37 m
    Drill Hole FME-20-088 (220 m beneath the existing resource estimate along the Trade Dollar Vein)
      13.36 g/t Au and 13.04 g/t Ag (13.53 g/t AuEq) over 2.44 m
    Drill Hole FME-20-091 (30 m south of existing resource estimate)
      2.36 g/t Au and 2.38 g/t Ag (2.39 g/t AuEq) over 30.93 m
        Including 14.49 g/t Au and 9.94 g/t Ag (14.62 g/t AuEq) over 3.96 m
    Drill Hole FME-20-093 (250 m south of existing resource estimate)
      8.61 g/t Au and 479.00 g/t Ag (14.78 g/t AuEq) over 1.61 m
  Multiple intercepts reported in today's results occurred beneath and/or to the south of the existing NI 43-101 Resource Estimate at Florida Mountain, demonstrating the strong potential for resource expansion to the south of the current resource as well as at depth.
  To date Integra has drilled 20 drill holes at Florida Mountain specifically targeting high-grade shoots. Of these 20 drill holes, 13 have intersected significant high-grade gold-silver mineralization.
  Three exploration drill rigs are currently in operation at DeLamar, with one rig at each of Florida Mountain, Milestone and Blacksheep/Georgianna.
  A video summary of today's news release is available by clicking the following link:
    https://youtu.be/jtZlDdmX7D8

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR; NYSE American: ITRG) is pleased to announce further exploration results from the 2020 Florida Mountain exploration program at the DeLamar Project, situated in Owyhee County in southwest Idaho. The drill results outlined today continue to underscore the strong exploration potential that exists in near-deposit targets at Florida Mountain.

"Florida Mountain continues to demonstrate potential for both low-grade, heap-leachable resource expansion as well as the potential for a high-grade resource below and within the existing NI 43-101 Resource Estimate. Drilling has intersected significant mineralization outside the known resource, potentially increasing the resource footprint by approximately 300 meters to the south. Drilling through the current resource envelope at Florida Mountain has also encountered multiple shoots of higher-grade material that could potentially positively affect the economics of the Project," commented George Salamis, President and CEO of Integra Resources. "The hit-rate of high-grade gold and silver in drill sections outside of the known resource boundary, in the form of plunging shoots and vein extensions, is over 60%, an impressive rate for exploration that validates the geological model developed by the exploration team. Furthermore, additional data from drilling at Florida Mountain continue to strengthen the geological model and controls of high-grade distribution and should result in continued drilling success." Mr. Salamis continued, "The Company is also excited about the winter drill program in new areas such as Georgianna, where low-grade disseminated gold-silver mineralization and high-grade vein-type mineralization has been recently sampled at surface during the 2020 field exploration program. The Georgianna area, in particular, bears remarkable resemblance to the neighboring DeLamar Deposit situated 3 km to the southeast, with similar anomalous geophysical and soil geochemistry signatures and geological attributes."

To view a video summary of today's news release, please click the following link:

https://youtu.be/jtZlDdmX7D8

To discuss today's results or to receive an update from Integra's management team, book a meeting via the following link:

https://calendly.com/integraresources/30min

Florida Mountain Drill Results

The following table highlights selected intercepts from the Florida Mountain drill holes announced today:

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au(2)	g/t Ag(2)	g/t AuEq(3)
FME-20-085 Incl:	2.13 3.66	87.48 34.14	85.35 30.48	4.53 11.74	262.67 652.45	7.91 20.14
FME-20-086 Incl:	97.84 218.24	220.98 219.46	123.14 1.22	0.55 9.98	18.16 16.43	0.79 10.19
FME-20-087	342.75	344.12	1.37	1.76	347.37	6.23
FME-20-088	330.40	332.84	2.44	13.36	13.04	13.53
FME-20-091 Incl:	46.18 73.15	77.11 77.11	30.93 3.96	2.36 14.49	2.38 9.94	2.39 14.62
FME-20-093	34.66	36.27	1.61	8.61	479.00	14.78
FME-20-093	166.42	167.03	0.61	4.32	4.11	4.373

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Intervals reported are uncapped

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

To view a plan map showing the drill hole locations of today's results at Florida Mountain, please click the following link:

https://www.integraresources.com/site/assets/files/2572/fm_plan_map_vfinal.pdf

To view a long section of the Alpine vein system at Florida Mountain, please click the following link:

https://www.integraresources.com/site/assets/files/2572/alpine_vein_ls_east_-_trace.pdf

To view a long section of the Stone Cabin - Tip Top vein system at Florida Mountain, please click the following link:

https://www.integraresources.com/site/assets/files/2572/stone_cabin_tip_top_ls_east_-_trace.pdf

To view a long section of the Trade Dollar - Black Jack vein system at Florida Mountain, please click the following link:

https://www.integraresources.com/site/assets/files/2572/trade_dollar_black_jack_ls_east_v1_-_trace.pdf

The intercepts reported today consist of mineralization with wide-spread low-grade gold-silver values, crosscut and underlain by narrower high-grade, steeply dipping low-sulphidation quartz-adularia veins. Widespread intercepts from shallow oxide and transitional resource definition drilling conducted by Integra over the previous two years has confirmed potentially mineable widths and grades for these high-grade structures.

Integra's exploration team has modeled 7 high-grade vein structures that appear similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. Most historic underground production stemmed from the Trade Dollar - Black Jack vein, while the remaining 6 veins saw limited production up until mining operations ceased with the start of World War I.  Geometrically, the veins occur in the form of plunging shoots over an altitude difference of approximately 300 m below the apex of Florida Mountain. Strike lengths of the individual shoots tend to be 100 m to 200 m long and with widths of between 1 m and 8 m.

Integra refined its understanding of the controls on high-grade vein mineralization at Florida Mountain in early 2020 and has been using this model to specifically target the higher-grade "shoots" within the several vein systems identified to date.  These higher-grade shoots are interpreted as being localized at the intersections of the North-Northwest and roughly East-West Trending fault/fracture systems. The deep intercepts on both the Stone Cabin / Tip Top and Alpine vein systems announced today are situated within some of these structurally controlled high-grade shoots.  The intercepts in drill hole FME-20-093 announced today indicate that the Stone Cabin / Tip Top vein systems appear to extend over 250 m south of previous drilling and the current resource boundary. Since 2018, Integra has drilled 20 drill holes at Florida Mountain that have specifically targeted high-grade shoots, with 13 significant intercepts to date.  The success of current high-grade drill targeting at Florida Mountain lends increased confidence in the exploration model, and is a positive step towards the stated goal of defining a high-grade underground resource at Florida Mountain.

To date, less than 15% of the overall vein system strike length has seen targeted drill testing. The high-grade underground potential at Florida Mountain remains a high priority drill target, as underscored by results such as those released today.  Further drilling is currently underway, testing additional high-grade vein continuity at Florida Mountain and, will continue throughout the winter for as long as weather and environmental conditions permit.

Next Phases of the 2020 Exploration Drill Program

Three exploration drill rigs are currently in operation on the DeLamar Project at Florida Mountain, Milestone and the Georgianna/Blacksheep area. Drilling at Florida Mountain is focusing on exploration for high-grade vein mineralization at depth and along strike extensions to the shallow oxide/transitional near-surface stockwork mineralization. The two additional drill rigs are operating at Milestone and Georgianna. These areas have been the focus of heightened field activity in 2019 and 2020, where several large, untested soil geochemical and coincident geophysical anomalies were outlined. Approximately 3,000 m of drilling is scheduled to be drilled in the Blacksheep area over the next several months.

To view a plan map outlining the locations of the Milestone and Georgianna / Blacksheep areas, please click the following link:

https://www.integraresources.com/site/assets/files/2572/where_we_drill_now.pdf

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, of Reno, Nevada, and is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time (the "CIM Definition Standards"). Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.